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Exhibit

Exhibit            Description

99.1	Announcement on 2017/09/15: Change of representative of juristic-person director

Exhibit 99.1

Change of representative of juristic-person director

1. Date of occurrence of the change: 2017/09/15
2. Name of juristic-person director/ supervisor: Hsun Chieh Investment Co.
3. Name and resume of the replaced person: Po-Wen Yen, Director of UMC
4. Name and resume of the replacement: Chitung Liu, CFO of UMC
5. Reason for the change: Replacement of representative
6. Original term (from        to       ): from 2017/09/15 to 2018/06/08
7. Effective date of the new appointment: 2017/09/15
8. Any other matters that need to be specified: None